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                           July 28, 2021

       Edward J. Wegel
       Chairman and Chief Executive Officer
       Global Crossing Airlines Group Inc.
       4200 NW 36th Street
       Building 5A
       Miami International Airport
       Miami, FL 33166

                                                        Re: Global Crossing
Airlines Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 15,
2021
                                                            CIK No. 0001846084

       Dear Mr. Wegel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed on July 15, 2021

       Summary of the Prospectus
       Launch cargo charter flights with A321P2F (Passenger to Freighter), page
4

   1. We note your response to our prior comment 5. Please balance your disclosure to describe the material
risks you retain or assume under the ACMI/Wet Lease charter
                                                        operations.
 Edward J. Wegel
FirstName  LastNameEdward   J. Wegel
Global Crossing Airlines Group Inc.
Comapany
July       NameGlobal Crossing Airlines Group Inc.
     28, 2021
July 28,
Page  2 2021 Page 2
FirstName LastName
Location of Operations Bases, page 5

2. We note your response to our prior comment 7 and revised risk factor disclosure. Please revise this section to clarify that while the Airport Use Agreement with Miami
         International Airport permits operating charter flights out of Concourse E, it does not guarantee availability of boarding gates or landing slots at that airport.
Risk Factors
We must obtain additional financing to complete the FAA certification process, page 25

3. Please reconcile your revised disclosure on page 4 that GlobalX currently has over $10 million in available cash along with $2 million in deposits and prepaids, and that these cash amounts are sufficient available capital to achieve the milestones referenced in that section, with your risk factor disclosure on page 25 that you must obtain additional financing to complete the FAA certification process.
Description of Capital Stock, page 81

4. Please disclose all material terms regarding the voting rights, dividend rights and conversion rights of the Class A Non-Voting Common Stock and Class B Non-Voting
         Common Stock. In that regard, we note the rights set forth in Article IV of the Amended and Restated Certificate of Incorporation filed as Exhibit 3.1. Selling Stockholders, page 89

5. With respect to the shares in the table to be resold by Ascent Global Logistics, Inc. and
         Cordia Management Inc., please revise to clarify which shares are being offered for resale pursuant to this prospectus, and which shares will be beneficially owned after the offering.
         In that regard, it appears that there is a typographical error with respect to the placement of the related data in the selling stockholders table.
Note 3 Deferred Financing Fee, page F-34

6. We note that you expanded your accounting policy note to include a definition of foreign currency transactions in response to prior comment 25. We had previously observed that your CAD dollar denominated note was reported on your balance sheet at $1,570,800 as of both December 31, 2020 and March 31, 2021, which seems to imply that either 1) there was no change in the US/CAD dollar exchange rate during the quarter ended March 31,
         2021, or 2) that an entry to record the foreign currency gain or loss for the three months ended March 31, 2021 was omitted.

         However, on page 37 you state that "The Company recorded a foreign exchange gain for the three months ended March 31, 2021 in the amount of $136,808, compared to $Nil for the three months ended March 31, 2020." Please provide us with details regarding the composition of the foreign currency transaction gain reported in MD&A and explain why your CAD dollar denominated liability does not appear to have been adjusted pursuant to
 Edward J. Wegel
Global Crossing Airlines Group Inc.
July 28, 2021
Page 3
      FASB ASC 830-25-1 and 2.
Note 10 Share Capital and Additional Paid-In Capital Authorized, page F-37

7. We note your response to prior comment 26 and disclosures on pages F-13 stating "the
      Company recognized the issuance of the restricted and unregistered share capital based on the assumption of net monetary liabilities, along with a recapitalization. On the date of the
      Transaction, net liabilities of $779,984 were assumed." You also state "At the time of the merger Canada Jetlines had a working capital deficit of $566,746 and Global Crossing
      Airlines had a zero working capital deficit. Assets consisted of cash on hand and liabilities primarily related to vendor payables and loans payable to related parties." However, it remains unclear how the net liabilities assumed reconciles to the $1,286,533 debit to
      APIC, and it is unclear which entity you are referring to with the last sentence cited above.

      On page F-20 you also state that "The consolidation resulted in each shareholder of the
      Company receiving one post-consolidation share for every ten pre-consolidation common shares held, for a total of 8,529,853 common shares." However, on page F-6 you report
      8,482,990 shares deemed to be issued from the standpoint of Global USA, i.e.
      representing the outstanding share capital of the legal entity prior to the transaction.

      Please further revise your disclosures to resolve these inconsistencies and to include details sufficient to understand how the net liability position of Canada Jetlines, Ltd. is reflected in your equity adjustment. Please also submit for our review a reconciliation between the individual assets and liabilities recognized and those reflected in the capital deficit of CAD$ 1,417,114 reported by this entity on SEDAR as of March 31, 2020, and explanations for all material variations.
Exhibits

8. Please file as an exhibit the Certificate of Designations, Powers, Preferences and Rights
      for the Class A Non-Voting Common Stock that you reference on page 47.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                            Sincerely,
FirstName LastNameEdward J. Wegel
                                                            Division of
Corporation Finance
Comapany NameGlobal Crossing Airlines Group Inc.
                                                            Office of Energy &
Transportation
July 28, 2021 Page 3
cc:       Martin T. Schrier
FirstName LastName